EXHIBIT 99

  FOR IMMEDIATE RELEASE              FOR MORE INFORMATION CONTACT:
  11/10/97                           Investors:  Mary Healy   630/623-6429
                                     Media:  Chuck Ebeling    630/623-6150


                       McDONALD'S CORPORATION'S 1997 BIENNIAL
                         ANALYST MEETING OPENING HIGHLIGHTS



  OAK BROOK, IL -- At McDonald's biennial meeting with security analysts today, Mike Quinlan, Chairman and Chief Executive Officer, discussed his outlook for the future with the 150 analysts and portfolio managers in attendance.

       Quinlan remarked, "Outside the U.S., McDonald's has more than 40 percent of all globally branded quick-service restaurant locations and more than 60 percent of the sales. In the U.S., we are clearly the number one quick-service restaurant and our average restaurant volumes are significantly higher than our competitors.

       "I am committed to lengthening our lead around the world through expansion and increased sales at existing restaurants. Through expansion alone, we will continue to add the equivalent of a multi-billion dollar Fortune 500 business each year. My vision for McDonald's five years from now is to be in an even stronger global leadership position . . . more profitable . . . and more respected than we are today. We will accomplish this through outstanding service, menu innovation and great value.

       "We have the people, the resources, the strengths and the commitment to achieve double-digit earnings per share growth - in the range of 10 to 15 percent - in each of the next five years, assuming a stable U.S. dollar."

       McDonald's is the largest and best-known global foodservice retailer, with more than 22,000 restaurants in 106 countries. On any day, even as the market leader, McDonald's serves less than one percent of the world's population.

                                      #   #   #